07003897

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2007

SEC FILE NUMBER 8- 49022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brecek & Young Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Iron Point Road, Suite 100
(No. and Street)

Folsom (City) CA (State) 95630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Kaehr 785-438-3843 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATEMENT OF FINANCIAL CONDITION

Brecek & Young Advisors, Inc.
SEC File Number: 8-49022
December 31, 2006
With Report of Independent Registered Public Accounting Firm

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Brecek & Young Advisors, Inc.

We have audited the accompanying statement of financial condition of Brecek & Young Advisors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the statement of financial condition, the Company changed its accounting policy for goodwill and other purchased intangible assets.

Ernst & Young LLP

Kansas City, Missouri
February 26, 2007

0702-0808795

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2006
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	2,661
Deposit with clearing broker		50
Receivables:		
Commissions receivable		3,064
Other receivables		527
Due from affiliate		156
Property and equipment – net of accumulated depreciation of $714		271
Other assets		566
Goodwill		15,922
Intangible assets – net of accumulated amortization of $1,543		2,925
Total assets	$	26,142
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	2,847
Income taxes payable		34
Deferred income taxes		115
Accounts payable		319
Accrued expenses		375
Total liabilities		3,690
Stockholder's equity:		
Preferred stock:		
Series A		–
Series B		–
Series C		–
Common stock:		
Class A		1
Class B		–
Additional paid-in capital		26,277
Accumulated deficit		(3,826)
Total stockholder's equity		22,452
Total liabilities and stockholder's equity	$	26,142

See accompanying notes.

Brecek & Young Advisors, Inc.

Notes to Statement of Financial Condition

December 31, 2006
(In Thousands, Except Per Share Data)

1. Ownership and Nature of Business

Brecek & Young Advisors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC). The Company is a California corporation and was incorporated on January 9, 1996.

The Company is registered as an investment advisor pursuant to the Investment Advisors Act of 1940 and is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Security Dealers, Inc. The Company engages primarily in the brokerage of mutual funds and other investment company products. The Company is an introducing broker/dealer in that it holds no securities for the account of customers.

2. Significant Accounting Policies

Change in Accounting Policy

Effective January 1, 2006, the Company changed its accounting policy for reporting goodwill and purchased intangible assets to reflect the push down of the purchase accounting adjustments, related to the SBC acquisition in 2004. The Company believes that the push down accounting presents a more meaningful presentation of the statement of financial condition. The information presented below depicts the amount of assets and liabilities that would have been recorded by the Company upon its initial acquisition by SBC in 2004:

Goodwill	$ 15,922
Intangible assets, net of previously identified intangible assets of 130	4,338
Deferred tax liability, net	(115)
	$ 20,145

The cumulative effect of the change on additional paid-in capital and accumulated deficit as of January 1, 2006, was $20,145 and $(1,209), respectively.

(In Thousands, Except Per Share Data)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Recognition of Revenues

The Company receives commissions related to the selling of third-party and affiliated mutual funds and annuity products. Additionally, the Company receives advisory fees related to the management of client investments. These commissions and advisory fees are recognized as revenue when earned.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and investments in money market mutual funds to be cash equivalents.

Deposit With Clearing Broker

National Financial Services Corporation (NFSC) requires $50 on deposit in an escrow account to engage its services. NFSC is a broker and dealer registered with the Securities and Exchange Commission (the SEC) and engages in the business of executing and clearing transactions and carrying the accounts of brokers and dealers and their customers.

Commissions Receivable

Commissions receivable represent amounts due from third parties and affiliates in connection with the sales of mutual funds and annuity products. Commissions receivable are deemed to be fully collectible, and thus, no allowance for doubtful accounts was recorded at December 31, 2006.

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment, including furniture and fixtures, data processing hardware, and related systems, are recorded at cost, less accumulated depreciation. The related provisions for depreciation are computed using the straight-line method over the estimated lives of the assets, which generally range from three to seven years.

Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. The deferred income tax benefit is the approximate amount the Company's parent will receive in the future for utilization of net operating loss carryforwards that were generated by the Company. No benefit was recognized for state taxes, as the utilization of state net operating losses by the Company's parent is not certain.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, intangible assets meeting certain criteria are recognized apart from goodwill. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives are amortized over their estimated useful lives. Additionally, the Company assesses whether its goodwill and indefinite-lived intangible assets are impaired at least annually based on an evaluation of projected cash flows. If impairment exists, the amount of such impairment is calculated based on the estimated fair value of the assets.

(In Thousands, Except Per Share Data)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standards

FIN No. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 is effective for the Company's fiscal year beginning January 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN No. 48.

3. Other Receivables

Other receivables include the following at December 31, 2006:

Notes receivable	$ 322
Agent receivables, net	200
Other receivables	5
	$ 527

The notes receivable represent amounts due from agents, which generally bear interest rates ranging from 7.25% to 9.25% and mature during 2007 and 2008.

(In Thousands, Except Per Share Data)

4. Property and Equipment

The following is a summary of property and equipment at December 31:

	2006
Data processing equipment	$ 542
Computer software	86
Furniture	125
Other	232
	985
Less accumulated depreciation	(714)
	$ 271

5. Goodwill and Other Intangible Assets

Intangible assets subject to amortization include noncompetition agreements and representative development costs. Amortization is straight line over six to seven years, based on the estimated useful lives of the intangible assets. An intangible asset attributable to broker/dealer licensing in the amount of $125 is not subject to amortization. As a result of the December 31, 2006, annual impairment test, the Company determined that the carrying amount of goodwill and other intangible assets did not exceed the fair value.

6. Employee Benefit Plans

The Company maintains a 401(k) retirement plan for substantially all of its employees. The Company matches 100% of employee contributions up to the first 3% of compensation and 50% of the next 2% of compensation.

7. Income Taxes

The principal temporary differences arise from property and equipment, goodwill, acquired intangible assets, and certain accrued liabilities.

(In Thousands, Except Per Share Data)

7. Income Taxes (continued)

Deferred income taxes consist of the following as of December 31, 2006:

Deferred tax liabilities	$ (338)
Deferred tax assets	223
Net deferred tax liabilities	$ (115)

8. Lease Commitments

Aggregate future lease commitments under noncancelable operating leases with terms in excess of one year are as follows:

2007	$ 661
2008	582
2009	503
2010	494
2011	484
Thereafter	77
	$ 2,801

The Company subleases a portion of its office facility under operating leases. The expected future minimum rents to be received are as follows:

2007	$ 137
2008	133
2009	113
2010	96
	$ 479

9. Related-Party Transactions

On April 14, 2004, the Company and its shareholders entered into an Agreement and Plan of Merger (the Merger Agreement) with SBC. The Merger Agreement was amended and consummated on August 12, 2004. SBC acquired all of the outstanding Class A and Class B common stock from the shareholders with cash and deferred purchase payments over a five-year period. SBC also owns all the preferred stock issued.

(In Thousands, Except Per Share Data)

9. Related-Party Transactions (continued)

In accordance with the Merger Agreement and subsequent to the merger, the Company established a cash bonus award for the Company's top producing representatives and certain key employees as well as various employment agreements as more fully described in Note 10.

10. Contingencies

In accordance with the Merger Agreement, the Company established and maintains a cash bonus award for the Company's top producing representatives and certain key employees. They will, in the aggregate, be entitled to receive an "annual cash bonus amount" on the first, second, third, fourth, and fifth anniversaries of the closing date (August 12, 2004), pursuant to a formula defined in the Merger Agreement based on the trailing 12-month earnings before taxes for the 12-month period ending on the anniversary dates, with certain reductions determined by the formula.

In addition, in accordance with the Merger Agreement, the Company offered stay-pay arrangements with certain eligible key employees contingent upon the key employees continuing employment with the Company. The maximum aggregate amount payable under the arrangements is $610 with 10% of the total amount for each employee to be paid by the Company to the employee either semiannually or annually from August 12, 2005 through August 12, 2008. The remaining 60% of the total amount will be paid on the fifth anniversary of the closing date (August 12, 2009) according to schedules outlined between each employee and the Company and if such employee is employed by the Company on each applicable payment date. The Company is accruing the expense of $610 ratably over the five-year period ending August 12, 2009.

At December 31, 2006, $120 is included in accrued expenses in the statement of financial condition reflecting the combined financial impact of the cash bonus and stay-pay agreements.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

The Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

(In Thousands, Except Per Share Data)

11. Preferred Stock

On November 23, 2004, 10,000 shares of Series A voting preferred stock were authorized and issued, and on April 4, 2005, 15,000 shares of Series B voting preferred stock were authorized and issued. On March 31, 2006, and July 31, 2006, 3,500 and 4,000 shares of Series C voting preferred stock were authorized and issued, respectively. These shares of preferred stock (Series A, Series B, and Series C) were issued to the parent. All series of preferred stock rank senior to Class A voting common stock and Class B nonvoting common stock with respect to dividend rights and rights on liquidation, dissolution, and winding up. The liquidation preferences for Series A, B, and C were $1,162, $1,706, and $787, respectively, as of December 31, 2006. Dividends accrue at 7.20% on the Series A preferred stock, 7.48% on the Series B preferred stock, 8.32% on March 31, 2006, Series C preferred stock, and 8.45% on the July 31, 2006, Series C preferred stock of the initial liquidation value ($100) of each share from the date of issuance to the date on which the liquidation value has been paid in full. Accrued dividends are payable on the last business day of each quarter. Unpaid dividends accrue and accumulate on each dividend payment date but are not recorded in the statement of financial condition until declared. Unpaid and undeclared dividends at December 31, 2006, were $405. The preferred stock does not have any redemption requirements.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

As of December 31, 2006, the Company's net capital is $1,502, which is $1,253 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006, was 2.5 to 1.0.

END